FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         October, 2005

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 18th day of October, 2005.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ENTERS INTO SYSTEM-WIDE DISTRIBUTION
AGREEMENT WITH DR PEPPER/SEVEN UP BOTTLING GROUP, INC.

VANCOUVER, B.C., October 18, 2005 – CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBEF) today announced that its US subsidiary, CC Beverage (U.S.) Corporation, has expanded their distribution agreement with Dr Pepper/Seven Up Bottling Group, Inc. (“DPSUBG”) of Dallas, Texas, to market, distribute and sell Clearly Canadian sparkling flavoured water in all of its distribution territories throughout the United States. This new agreement provides for distribution of the Clearly Canadian brand in 22 States, including existing territories covered by Seven-Up/RC Bottling Company of Southern California, Inc. and the American Bottling Company, and the addition of Dr. Pepper Bottling Company of Texas for the States of Texas, Louisiana and Oklahoma.

“This significant agreement to take brand Clearly Canadian system-wide within the DPSUBG portfolio completes our efforts to broaden our relationship with this extraordinary distribution partner. This provides both parties with a long term commitment and a strategic alliance that enables us to grow together in the future. The new arrangement also provides brand Clearly Canadian with greater marketing and promotional focus within one of the strongest distribution systems in the United States. We look forward to working closely with DPSUBG to expand availability of the Clearly Canadian brand in all of their markets,” said Brent Lokash, President, Clearly Canadian Beverage Corporation. “We believe that DBSUBG’s expertise, resources and established New Age and CSD portfolio positions them well to effectively market, distribute and sell brand Clearly Canadian. We also believe that our Company’s strong support alongside Clearly Canadian’s premium image and prebuilt positive consumer awareness should provide an advantage in DPSUBG’s efforts to expand availability within their territory,” said Lokash.

Under the new agreement, DPSUBG will distribute five flavours of Clearly Canadian sparkling water packaged in its distinctive 14 oz. (414 mL) glass bottle.

About Dr Pepper/Seven Up Bottling Group, Inc.
Dr Pepper/Seven Up Bottling Group (DPSUBG) is the largest manufacturer, marketer and distributor in the US independent bottling system (IBS) of carbonated soft drinks, new age beverages and bottled water. Its bottling portfolio consists of more than 40 brands including brands such as Dr Pepper, 7 UP, Sunkist, A&W, Canada Dry and Welch’s, as well as the company’s proprietary brand of bottled water, Deja Blue. The company sells its products packaged in cans or bottles to retail customers including chain and independent supermarkets, drug stores, convenience stores and mass merchandisers, as well as via vending machines and fountains units. DPSUBG operates territories in 22 states including Texas, Southern California and the Midwest.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage which are distributed in the United States, Canada and various other countries. Additional information about Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, as well as anticipated changes thereto, the Company’s expectations regarding the effects of its restructuring efforts and its product distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

“Brent Lokash”
___________________________________
Brent Lokash, President

For further information please contact:

Valerie Samson, Manager, Communications (e-mail: vsamson@clearly.ca) 800/663-5658 (USA) or 800/663-0227 (Canada)	Clive Shallow, Manager, Shareholder Relations (e-mail: cshallow@clearly.ca) 800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.